                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934*

                               (AMENDMENT NO. 1)

                          HOME SHOPPING NETWORK, INC.
______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
______________________________________________________________________________
                         (Title of Class of Securities)

                                   437351109
______________________________________________________________________________
                                 (CUSIP Number)

                            Stephen M. Brett, Esq.
                   Senior Vice President and General Counsel
                           Tele-Communications, Inc.
                               5619 DTC Parkway
                             Englewood, CO  80111
                                (303) 267-5500
______________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 24, 1995
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

CUSIP No. 437351109
          ---------
________________________________________________________________________________
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Tele-Communications, Inc.
          84-1260157
________________________________________________________________________________
     (2)  Check the Appropriate Box if a Member of a Group
                                                   (a)  [  ]
                                                   (b)  [  ]
________________________________________________________________________________
     (3)  SEC Use Only


--------------------------------------------------------------------------------
     (4)    Source of Funds

--------------------------------------------------------------------------------
     (5)    Check if Disclosure of Legal Proceedings is Required Pursuant
            to Items 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

                                    Delaware
-----------------------------------------------------------------
 Number of       (7)  Sole Voting Power         37,566,702 shares
Shares Bene-          __________________________________________
  ficially       (8)  Shared Voting Power       0 shares
 Owned by             __________________________________________
Each Report-     (9)  Sole Dispositive Power    37,566,702 shares
 ing Person           __________________________________________
   With         (10)  Shared Dispositive Power  0 shares
-----------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          37,566,702 shares
________________________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [X]
          Excludes shares of Common Stock beneficially owned by the executive officers and directors of TCI. See Item 5.
________________________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11)

                         41.5%
          Assumes conversion of Class B Stock into Common Stock. Because the Class B Stock is entitled to vote ten votes per share in certain circumstances, while the Common Stock is only entitled to one vote per share, TCI may be deemed to beneficially own (prior to any conversion of the Class B Stock) shares representing approximately 80% of the voting power of the outstanding common equity securities of the Company.

________________________________________________________________________________
     (14) Type of Reporting Person (See Instructions)

                                 CO


                               Page 2 of 5 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                                  Statement Of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                          HOME SHOPPING NETWORK, INC.



          This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Home Shopping Network, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"or the "Reporting Person"), on August 12, 1994 (the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 1 to the TCI Schedule 13D.


ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          Item 4 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          On August 24, 1995, Gerald Hogan resigned as Chairman of the Board and Chief Executive Officer of the Company. In accordance with the By-Laws of the Company, the Board of Directors filled the vacancy created by Mr. Hogan's resignation by electing Mr. Barry Diller as a member of the Board of Directors. Additionally, the Board of Directors increased the size of the Board from seven to nine directors and filled the vacancies resulting from such increase by electing John C. Malone, the President and Chief Executive Officer of TCI, and Peter R. Barton, an Executive Vice President of TCI, to the Board of Directors of the Company. With the election of Messrs. Malone and Barton to the Board of Directors, four out of nine directors of the Company are also officers of TCI or its subsidiaries. There are no agreements, arrangements or understandings between the Reporting Person and Mr. Diller regarding (i) his election to or service as a member of the Board of Directors (except as disclosed in Item 4),
(ii) the ownership or voting of the equity securities of the Company owned by the Reporting Person or (iii) otherwise relating in any way to the business and affairs of the Company generally.

          The Reporting Person intends to continuously review its investment in the Company and may in the future determine to acquire additional securities of the Company, through open market purchases or otherwise, and may determine to dispose of all or a portion

                               Page 3 of 5 pages
of the securities of the Company beneficially owned by it from time to time. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company generally, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general industry, economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Company. Notwithstanding anything contained herein, the Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of Common Stock of the Company in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of Company Securities or to change its intention with respect to any or all of the matters referred to in this Item.

                               Page 4 of 5 pages

                                   SIGNATURE
                                   ---------



     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  August 28, 1995


                                 TELE-COMMUNICATIONS, INC.



                                 By:  /s/  Peter R. Barton
                                     ---------------------
                                   Name:  Peter R. Barton
                                   Title: Executive Vice President


                               Page 5 of 5 pages